SECURITIES OWNERSHIP STATEMENT

UNDER SECTION 13(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR IMMEDIATE RELEASE

April 19th, 2004 Securities Commission services.

COLE NATIONAL

Systeia Capital Management ("SCM"), an investment management company formed under the laws of France, based in 43-47 Avenue de la Grande Armee 75116 Paris, on behalf of Systeia Event Driven Euro Fund, an open ended trust formed under the laws of Ireland and on behalf of Systeia Event Driven USD Ltd, an open investment company formed under the laws of Cayman Islands(collectively "Systeia Funds"), has acquired in aggregate, on April 6th, 2004, an additional 27 400 common shares of Cole National during the bidding contest for Cole National, and as a result of purchases today currently owns this number of common shares, representing approximately 5.46% of the outstanding common shares of Cole National. These purchases were made through the facilities of a United States stock exchange.The purpose of the acquisition of the shares is for investment, and the purchases of the shares by Systeia Funds were made in the ordinary course of business and were not made for the purpose of acquiring control of Cole National . Although Systeia Funds have no specific plan or proposal to acquire or dispose of shares,consistent with its investment purpose, Systeia Funds at any time and from time to time may acquire additional shares or dispose of any or all of its shares depending upon an ongoing evaluation of the investment in the shares, prevailing market conditions, other investment opportunities, liquidity requirements of Systeia Funds and/or other investment considerations.

Hugo Jonca

Legal & Compliance

Telephone (33-1) 58 44 12 12

E-mail: hugo.jonca@systeia.com